MEMORANDUM

TO:                  Division of Corporation Finance

Securities and Exchange Commission

FROM:            Cleco Corporation
Cleco Power LLC

DATE:              July 20, 2011

RE:                   Cleco Corporation
Cleco Power LLC
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File Nos. 1-15759 & 1-05663

Set forth below, please find the response of Cleco Corporation (“Cleco”) and Cleco Power LLC (“Cleco Power,” and together with Cleco, the “Registrants”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2011, with respect to the Registrants’ Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  For your convenience, the Registrants’ response is prefaced by the text of the Staff’s corresponding comment in italicized text.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Registrants further acknowledge that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K.  The Registrants also acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to the Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page 77

Principles of Consolidation, page 77

COMMENT:

1.
Refer to your disclosure on page 78 where you disclose that the pre-tax results of operations of your equity method investments are reported as equity income or loss from investees.  Please explain to us the circumstances that justify your basis for recording the equity income from your investees on a pre-tax basis in light of the guidance in Rule 5- 03(b) of Regulation S-X.  Additionally, please tell us how the Louisiana Public Service

July 20, 2011	Page 2

Commission (“LPSC”) evaluates income tax expense with respect to setting rates.  In this regard, if the income tax pick up is reported in your tax provision and the LPSC does not consider such income tax related to your non regulated equity method investees in setting rates, then explain to us why it would not be preferential and more accepted to present your equity in the net income of your investees as a single after-tax amount.

RESPONSE:

Equity income (loss) from investees reflected on the Cleco Consolidated Statements of Income is from the segment that is not regulated by the LPSC.  Neither the equity income (loss) from investees nor the associated income taxes are considered in setting rates.  However, the LPSC does include income tax expense calculated on Cleco Power income before taxes when setting Cleco Power’s rates, with a corresponding reduction in rate base for deferred tax liabilities.

Cleco records the equity income from investees on a pre-tax basis because the underlying investments are limited liability companies that are not directly taxed by income tax authorities, and therefore do not pay income taxes

COMMENT:

2.	Notwithstanding the above comment, please label your equity income as pre-tax on your consolidated statements of income.

RESPONSE:

In response to the Staff’s comment, the Registrants will label equity income as pre-tax in the Registrants’ respective statements of income in future filings.

Reclassifications, page 78

COMMENT:

3.
Please tell us more about the facts and circumstances that led to your retrospective adjustment including the accounting justification for the reclassification or whether it was a misclassification.  Additionally, please tell us how you considered the glossary terms in ASC 250-10-20 when concluding whether the reclassification was a type of accounting change or error correction.  We may have further comments.

RESPONSE:

Cleco Power capitalizes allowance for funds used during construction (AFUDC) debt as a cost component of construction projects in accordance with the authoritative guidance for regulated operations.  The LPSC allows Cleco Power to recover a tax gross up related to AFUDC equity, therefore a regulatory asset is recognized.  The regulatory asset is amortized to the income statement based on the charges by functional area (general, distributions, transmission or production).

July 20, 2011	Page 3

Historically, the tax gross up for AFUDC equity was classified as Regulatory Assets and Liabilities – deferred taxes, net.  During the 2008 rate case, a determination was made that separate ledger accounts were needed to provide a better tracking mechanism for the deferred tax accounts and the activity in the regulatory asset accounts upon which the deferred taxes were recorded.  While the presentation of the AFUDC equity gross up was appropriate to be presented as either Regulatory Assets and Liabilities – deferred taxes or Regulatory Assets – other, management decided to make the reclassification in order to provide more transparency for the reader.  The reclassification for the 2009 balance was made at March 31, 2010 which isolated the regulatory accounts associated with deferred taxes on the balance sheet. This reclassification was not an accounting change or accounting error as defined in the glossary terms in ASC 250-10-20.  The reclassification had no effect on Cleco Corporation’s net income applicable to common stock or total common shareholders’ equity or Cleco Power’s net income or total member’s equity.  For additional information regarding the AFUDC equity gross up in the Form10-K, see Note 3 “Regulatory Assets and Liabilities  AFUDC Equity Gross-Up” on page 88.

Consolidated VIEs, page 109

COMMENT:

4.
We note that effective January 1, 2010, you determined that you were the primary beneficiary of Evangeline and began to prospectively consolidate Evangeline.  Please explain to us and disclose in further detail the analysis you performed which led you to conclude that you now had the ability to control Evangeline’s significant activities.  We assume you applied the guidance in FASB ASU 2009-17 in your analysis of Evangeline.  Also, tell us why consolidation of Evangeline was not previously required under FASB ASC Topic 810.

RESPONSE:

Prior to the issuance of FASB ASU 2009-17, consolidation of variable interest entities was primarily determined by the principal of absorption of expected losses and returns conveyed by contractual and ownership interests.  While Cleco, through its ownership interest in Cleco Midstream Resources LLC, owned 100% of Evangeline, it was determined that the expected losses and returns would primarily be absorbed by Evangeline’s contractual counterparties.

Based on a long-term tolling agreement through the year 2020, one contractual counterparty tolled 100% of the electric capacity of the power plant.  Through that contract this counterparty controlled when the plant would run and not run.  It absorbed losses and returns due to changes in the spread between the price of natural gas and electricity.

Other contractual counterparties held Evangeline’s debt that was non-recourse to Cleco.  The debt was several times greater than Cleco’s investment at risk and the debt holders could be required to absorb losses in excess of expected losses that Cleco could be required to absorb.

FASB ASU 2009-17 changed the determination of the primary beneficiary toward entities that had the power to direct the most significant activities.  Management determined that maintaining and operating the plant in such a fashion as to maintain the electric capacity was a significant

July 20, 2011	Page 4

activity which was controlled by Cleco , and Cleco was the primary beneficiary thus requiring consolidation of Evangeline.

Additionally, in February 2010 the long-term tolling agreement with the contractual counterparty was terminated and the debt was extinguished.

Note 14 – Litigation, Other Commitments and Contingencies, and Disclosures about Guarantees, page 112

COMMENT:

5.
Refer to your disclosure on page 113 where you disclose under the “Other” subheading that some of your proceedings, such as the fuel review and environmental issues, could involve substantial amounts and the liability you may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently accrued.  Please revise your future disclosures to include a range of loss, which may be aggregated, and provide us with your proposed disclosure, or explain to us in detail the reasons why you are unable to determine an estimate.  Refer to FASB ASC 450.

RESPONSE:

The Registrants acknowledge the Staff’s comment and in future filings the Registrants will enhance their disclosure to more clearly indicate the estimate of the possible loss or range of loss, or a statement explaining why such estimate cannot be made, for each material contingency for which the likelihood of an unfavorable outcome is probable or reasonably possible. An example of the modified disclosure that the Registrants plan to make in future filings is included below.

(Modified language to the Litigation, Other Commitments and Contingencies, and Disclosures about Guarantees – Other)

Other
Cleco is involved in various litigation matters, including regulatory, environmental, and administrative proceedings before various courts, regulatory commissions, arbitrators and governmental agencies regarding matters arising in the ordinary course of business.  The liability Cleco may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently accrued.  Management regularly analyzes current information and, as necessary, provides accruals for probable and reasonably estimable liabilities based on the eventual disposition of these matters.
The LPSC is auditing Cleco Power’s fuel expenditures for the years 2003 through 2010 which includes approximately $3.2 billion of fuel expenses.  Cleco Power has responded to seven sets of data requests and the responses are currently under review.  The LPSC has not stated an amount of the fuel costs, if any, that would be disallowed and result in a refund to Cleco Power’s customers.  As such, management is not able to predict or give a reasonable estimate of the possible range of the disallowance related to this audit as of June 30, 2011.

July 20, 2011	Page 5

Madison Unit 3
In August 2005, Cleco Power entered into an EPC contract with Shaw to construct Madison Unit 3.  Cleco Power began construction of Madison Unit 3 in May 2006.  In May 2006, Cleco Power and Shaw entered into an Amended EPC Contract, which contract has subsequently been amended by the parties.  The project achieved commercial operations on February 12, 2010, whereby Cleco Power accepted care, custody, and control of the unit.  Shaw has not reached project completion under the contract, as various performance tests, the reliability test and specified boiler performance criteria have not been met.  Shaw must correct various identified items, complete performance guarantee tests, meet a 30-day reliability performance test, and correct warranty issues to meet final acceptance by August 11, 2011, or pay certain liquidated damages and financially settle incomplete work.  Cleco Power and Shaw have submitted various claims, relating to the Amended EPC Contract, to arbitration.  On April 30, 2010, Shaw filed a demand for arbitration asserting claims of $32.0 million including impacts due to the 2008 hurricane force majeure, alleged excess fuel moisture, intake water quality and a river embankment slope failure, and the associated recovery of schedule related liquidated damages withheld by Cleco Power.  In May 2010, Cleco Power issued to Shaw a notice of default relating to Shaw’s inability to meet certain material obligations under the Amended EPC Contract.  Furthermore, as a result of Shaw filing the demand for arbitration, certain claims exceeded a $1.0 million threshold, triggering an unwind of certain fuel related matters included in a prior settlement between the parties, Amendment No. 4, and Cleco demanded an associated payment of $19.0 million.  In February 2011, Cleco drew on the Shaw letter of credit in an amount of $19.0 million for amounts relating to the unwind.  Shaw has amended its demand for arbitration to contest the unwind, and is seeking recovery of such amounts in the on-going arbitration proceedings.  Under the arbitration proceedings, Cleco has also filed compulsory counterclaims for liquidated damages associated with Shaw’s inability to meet various guarantees or remedy claims associated with boiler performance burning petroleum coke.  All of these matters were argued in arbitration hearings which concluded on June 8, 2011.  On June 24, 2011, Cleco and Shaw each submitted their proposed resolutions to all of the matters in dispute.  Shaw submitted that Cleco owes $32.5 million in satisfaction of all of such matters.  Cleco submitted that it only owes Shaw $4.0 million.  Under the EPC, the arbitrator is required to select one of these two amounts and is expected to announce his decision on August 8, 2011.

COMMENT:

6.
If you conclude that you cannot estimate a range of reasonably possible losses on any of your matters, please disclose this fact in your future filings in accordance with ASC 450.  In addition, for those matters for which you cannot estimate a range, please provide to us an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

RESPONSE:

The Registrants acknowledge the Staff’s comment and in future filings the Registrants will enhance their disclosure to more clearly indicate the estimate of the possible loss or range of

July 20, 2011	Page 6

loss, or a statement explaining why such estimate cannot be made, for each material contingency for which the likelihood of an unfavorable outcome is probable or reasonably possible.  See response to comment 5 for an example.

The Registrants are involved in various litigation matters, including regulatory, environmental, and administrative proceedings before various courts, regulatory commissions, arbitrators and governmental agencies regarding matters arising in the ordinary course of business.  The Registrants undertake various procedures, quarterly, to estimate any possible loss, or range of loss, or to determine that such an estimate cannot be made.  Each quarter, representatives from accounting, legal, risk, and insurance meet to discuss and assess outstanding claims.  This assessment includes a consideration of the facts and circumstances as well as whether a specific dollar claim has been made.  In addition, each quarter management conducts a due diligence meeting with all appropriate functional departments present.  During this discussion, outstanding litigation and various other potential contingencies are discussed and assessed.  As a result of these efforts, the Registrants believe they have an appropriate process in place to estimate any loss or range of loss, or to determine that such an estimate cannot be made.  The appropriate disclosures in the Registrants’ quarterly reports on Form 10-Q or annual report on Form 10-K is updated based on the information provided.  Then, approximately five business days prior to the filing of a quarterly report on Form 10-Q or an annual report on Form 10-K by the Registrants, a disclosure committee meeting, consisting of key executives, is held to provide updates to all disclosures.  If any outcome, resolution, or new litigation matter occurs prior to the filing of such report, the Registrants make appropriate updates in the relevant report prior to the filing of such report with the SEC.

*           *           *

Please contact R. Russell Davis (318-484-7501), Vice President of Investor Relations and Chief Accounting Officer of Cleco if you have any questions about the above responses, or require any further information.  We appreciate your prompt attention to this matter.